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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the third quarter results ended January 30, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
March 14, 2005
	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

QUARTERLY REPORT

For the 40-week period
ended January 30, 2005

3

Alimentation Couche-Tard Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis relates to the financial condition and results of operations (MD&A) of Alimentation Couche-Tard Inc. (Couche-Tard) together with its wholly owned subsidiaries, including The Circle K Corporation (Circle K). Couche-Tard consolidated Circle K as of December 18, 2003, following completion of the acquisition of all of the outstanding shares of Circle K. Accordingly, Couche-Tard's results of operations for the 40-week period ended January 30, 2005 include the results of operations of Circle K and the results of operations for the same period in the previous year include the results of operations of Circle K from December 18, 2003 to February 1, 2004. "We", "our", "us" and "the Company" refer collectively to Couche-Tard and its subsidiaries, including Circle K.

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars as at January 30, 2005 and determined on the basis of Canadian generally accepted accounting principles. You should read the following MD&A in conjunction with the interim consolidated financial statements and related notes for the 40-week period ended January 30, 2005 included in said interim report and with our 2004 Annual Report. Additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

The interim consolidated financial statements for the 40-week period ended January 30, 2005 have not been audited nor reviewed by the Company's auditors.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

It is important to know that the forward-looking statements in this MD&A describe our expectations as at March 8, 2005 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the outlook, the actual results or performance of Couche-Tard or of its industry to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

We disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" in our 2004 Annual Report and other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Overview

We are the leader in the Canadian convenience store industry. In North America, we are the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. We currently operate a network of 4,796 convenience stores, 2,975 of which include motor fuel dispensing, located in three large geographic markets in Eastern, Central and Western Canada, as well as 23 American states. During the first three quarters this year, we have added 52 new stores.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

The convenience store industry is fragmented, with the top 10 operators representing only approximately 24% of the estimated total 130,700 stores in the United States. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel prices, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

We announced record results for the 40-week period ended January 30, 2005. This performance reflected primarily Circle K's major contribution for the full 40-week period, the progress of its integration which yielded solid synergies, the strong motor fuel gross margins in the United States which, for each of the first three quarters stood at 16.24¢US, 12.44¢US and 16.30¢US per gallon.

Effective November 3, 2004, the Company acquired 21 sites in the Phoenix, Arizona area from Shell Oil Products US for a total cash consideration of $41.3 million financed from the Company's available cash. The net assets acquired included working capital of $1.5 million and fixed assets of $39.8 million. This acquisition was recorded using the purchase method and income from this acquisition has been included in the consolidated financial statements since the date of acquisition.

The Circle K integration plan is on track and everything indicates that the forecast synergies will be realized faster than expected. The four separate operating regions that had been set up shortly after the acquisition continue to successfully function as independent business units similar to our other business units. With respect to the installation of the new point of sales systems (POS) with scanning, we commenced the rollout at the beginning of 2005 and expect to complete our rollout by the end of 2005. Regarding our efforts on synergies, we have achieved approximately US$56.2 million in synergies during the first three quarters of our fiscal year 2005, of which approximately US$12.0 million were improvements in purchasing and US$44.2 million (79% of the total) was related to reductions in selling, general and administrative costs. Total synergies achieved since the acquisition of Circle K amounted to US$66.2 million of which US$12.8 million (19% of the total) related to improvements in purchasing and US$53.4 million (81% of the total) represented reductions in selling, general and administrative costs.

With the integration of Circle K, we are faced with more volatile motor fuel gross margins in some of our U.S. markets. During our first quarter, our motor fuel gross margins were at 16.24¢US per gallon, 12.44¢US per gallon during our second quarter and 16.30¢US per gallon during our third quarter. However, over the period of a year, these margins tend to average out to the historical average. For example, for the twelve months ended January 30, 2005 and February 1, 2004 the motor fuel gross margins (including Circle K's historical results for motor fuel) amounted to 14.44¢US per gallon and 14.90¢US per gallon respectively. We expect motor fuel margins to continue to fluctuate over the balance of the year, particularly considering the instability of crude oil prices on the world market.

The motor fuel margin of 16.30¢US per gallon in our third quarter this year reduced the negative after tax impact of: (i) the additional credit card fee expense (primarily resulting from higher motor fuel retail prices) amounting to approximately $5.3 million ($0.05 per share), (ii) the foreign exchange rate which reduced net earnings by approximately $2.9 million ($0.03 per share), (iii) the estimated loss of $1.0 million ($0.01 per share) related to the interruption of our Florida business resulting from the hurricanes in the second quarter this year, and (iv) the reduction of net earnings of $1.3 million ($0.01 per share) related to the amended stock based compensation accounting policy adopted this year without restatement of prior years' earnings. It is expected that the 20 stores that were affected by the hurricanes and still not open as at January 30, 2005 will be renovated and opened by the end of May 2005.

We had previously advised in our 2004 Annual Report that, since Circle K uses different methods and rates for amortizing fixed assets and since there had been a large number of acquisitions made in recent years in the U.S., we would be performing an analysis of the estimated useful lives of all of our fixed assets that could result in amendments to amortization methods used. We have commenced this review with a view of standardizing the methods and rates of amortization of fixed assets across the Company. We expect to conclude our review for the fiscal 2005 year-end.

Recently a number of retail companies have indicated that they are in the process of reviewing their accounting treatment of leasehold improvement amortization, including whether the amortization period could include renewal options and whether landlord allowances could be used to reduce the cost of the related assets. Our analysis will, amongst others, address issues, if any, related to leaseholds. The overall analysis could result in amendments being made to the amortization methods currently being used. If a change is warranted, it could result in adjustments to our financial statements for 2005 and one or more previous years. The results of our review will not have any impact on revenues or cash flows.

As of February 28, 2005, Alimentation Couche-Tard Inc. had 28,297,346 Class A multiple voting shares and 72,631,104 Class B subordinate voting shares issued and outstanding.

Income Statement Categories

Merchandise and Service Sales.    In-store merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service sales include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, calling card commissions, fees for cashing cheques and sales of postage stamps and bus tickets. Merchandise and service sales also include franchise fees, license fees from affiliates, royalties from franchisees and a portion of vendor rebates related to certain purchases by franchisees and affiliates.

Motor Fuel Sales.    Couche-Tard includes in its sales the total dollar amount of motor fuel sales, including any imbedded taxes, if Couche-Tard takes ownership of the motor fuel inventory. In the United States, Couche-Tard purchases motor fuel and sells it to approximately 104 independent store operators at cost plus a mark up. Couche-Tard records the full value of these sales (cost plus the mark up) as motor fuel sales. Where Couche-Tard acts as a selling agent for a petroleum distributor, only the commission earned by Couche-Tard is recorded as sales. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel sales, except for commission locations, where the gross profit is equal to the recorded commission from the sale.

Gross Profit.    Gross profit consists primarily of sales less the related cost of the inventories. For in-store merchandise, the cost of inventory is determined using the retail method (retail price less normal margin), and for motor fuel, it is determined using the average cost method.

Operating, Selling, Administrative and General Expenses.    The primary components of operating expenses are wages and salaries, commissions to dealers, occupancy costs, corporate support costs and head office operations.

Key performance indicators used by management, which can be found under "Results of Operations-Other Operating Data", are merchandise and service gross margin, growth of average merchandise sales per store, motor fuel gross margin and growth of average motor fuel volume per store.

Exchange Rate Data

Our U.S. subsidiaries' assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Sales and expenses are translated at the average rate in effect during the period. The following table sets forth information about exchange rates based upon the Bank of Canada closing rates set forth as Canadian dollars per US$1.00.

	16-week periods ended		40-week periods ended
	January 30, 2005	February 1, 2004	January 30, 2005	February 1, 2004
Average for period(1)	1.2176	1.3085	1.2845	1.3476
Period end	1.2408	1.3248	1.2408	1.3248

(1)
Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Results of Operations

The following table highlights certain information regarding our operations for the 16-week periods ended January 30, 2005 and February 1, 2004 and for the 40-week periods ended January 30, 2005 and February 1, 2004.

	16-week periods ended		40-week periods ended
(in millions of Canadian dollars)	January 30, 2005	February 1, 2004	January 30, 2005	February 1, 2004
Statement of Operations Data:
Merchandise and service sales(1):
Canada	453.1	435.4	1,232.2	1,180.7
United States	912.6	498.5	2,530.5	814.7

Total merchandise and service sales	1,365.7	933.9	3,762.7	1,995.4

Motor fuel sales
Canada	250.0	201.3	651.2	512.5
United States	1,307.0	629.8	3,393.0	1,075.5

Total motor fuel sales	1,557.0	831.1	4,044.2	1,588.0

Total sales	2,922.7	1,765.0	7,806.9	3,583.4

Merchandise and service gross profit(1):
Canada	149.4	138.4	411.7	381.8
United States	294.5	160.3	824.6	265.5

Total merchandise and service gross profit	443.9	298.7	1,236.3	647.3

Motor fuel gross profit:
Canada	18.0	18.9	50.7	49.1
United States	109.2	43.2	264.6	76.8

Total motor fuel gross profit	127.2	62.1	315.3	125.9

Total gross profit	571.1	360.8	1,551.6	773.2
Operating, selling, administrative and general expenses	457.2	307.2	1,193.2	617.1
Depreciation and amortization of fixed and other assets	31.5	25.0	78.1	48.6

Operating income	82.4	28.6	280.3	107.5
Financial expenses	12.5	14.5	29.8	21.2

Earnings before income taxes	69.9	14.1	250.5	86.3
Income taxes	23.6	5.4	86.8	28.1

Net earnings	46.3	8.7	163.7	58.2

	16-week periods ended		40-week periods ended
(in millions of Canadian dollars)	January 30, 2005	February 1, 2004	January 30, 2005	February 1, 2004
Other Operating Data:
Merchandise and service gross margin(1):
Consolidated	32.5%	32.0%	32.9%	32.4%
Canada	33.0%	31.8%	33.4%	32.3%
United States	32.3%	32.2%	32.6%	32.6%
Growth of average merchandise sales per store(2):
Canada	2.8%	1.8%	2.4%	3.0%
United States — excluding the Circle K acquisition	10.2%	4.8%	10.2%	3.6%
Motor fuel gross margin:
Canada (cents per litre)	4.15	4.63	4.61	4.75
United States (U.S. cents per gallon)(3)	16.30	10.43	15.11	10.96
Volume of motor fuel sold(4):
Canada (millions of litres)	434.5	408.4	1,099.6	1,033.4
United States (millions of gallons)	569.5	325.9	1,407.5	553.8
Growth of average motor fuel volume per store:
Canada	7.3%	8.4%	6.3%	7.1%
United States — excluding the Circle K acquisition	5.5%	7.7%	7.5%	5.8%

(1)
Includes other sales derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)
Does not include services and other sales (as described in footnote 1) and is based on the average number of stores open during each four-week period of the fiscal period. (Growth in the United States is calculated based on U.S. dollars.)

(3)
For company-operated stores only.

(4)
Includes volumes of franchisees and dealers.

16-Week Period Ended January 30, 2005 Compared to the 16-Week Period Ended February 1, 2004

During the 16-week period ended January 30, 2005, Couche-Tard opened or acquired 36 new stores and 12 quick service restaurants, and reconfigured 27 stores with its Store 2000 Concept.

During the second quarter of this year, certain areas of the Company's business in Florida experienced damages and losses resulting from four hurricanes. Based on updated information, losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$19.8 million in the aggregate. It is currently estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$2.3 million.

We expect to spend approximately US$18.5 million to restore buildings and equipment, including approximately US$8.7 million to restore buildings on leased properties. Amounts to be expended on properties and equipment owned by the Company amounting to approximately US$9.8 million will be recorded in fixed assets as incurred. Based on current information, the Company expects to record a gain representing the difference between the insurance settlements with the Company's insurers and the carrying value of the owned and leased assets. No amount of this expected net gain will be recorded until the insurance claims have been settled and the proceeds have been received.

We estimate that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$1.3 million for our third quarter and we estimate that there will be a pre-tax negative impact of US$0.7 million on our fourth quarter results.

For the 16-week period ended January 30, 2005, Couche-Tard achieved sales of $2.92 billion, up from $1.77 billion for the same quarter a year earlier, an increase of 65.0% or $1.15 billion, including an additional $1.04 billion from Circle K. The Company generated 75.9% of its sales in the United States, compared with 63.9% in the third quarter last year.

  •
  In the United States, sales totalled $2.22 billion, up by $1.09 billion which is mainly due to the additional sales from Circle K and the internal growth of the American network. It should be noted that the average exchange rate was Cdn$1.2176 to US$1.00 during the third quarter this year compared to $1.3085 last year. This has moderated the sales increase year over year. Growth of average merchandise sales per store, which is based on U.S. dollars, (excluding Circle K for comparative purposes) was 10.2% compared with 4.8% in the third quarter last year, while growth of average motor fuel volume per store (excluding Circle K) was 5.5% over the corresponding quarter a year earlier. The growth of average merchandise sales per store reflects our efforts to increase sales and gross margins through price optimization, and changing product mix, the impact from investment in our Store 2000 Concept conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. The average motor fuel volume per store increase reflects the positive consumer response to our rebranding of several motor fuel locations to nationally recognized brands and the impact from investment in our Store 2000 Concept conversions.

  •
  In Canada, sales amounted to $703.1 million, an increase of 10.4% or $66.4 million of which $17.7 million was generated from merchandise and service sales, particularly in the high margin categories including foodservices. Growth of average merchandise sales per store was 2.8% compared with 1.8% in the same period last year, which reflects the aggressive pricing on generic tobacco and certain dairy categories, both of which were supported by our suppliers. Growth of average motor fuel volume per store was 7.3% over the third quarter of the previous fiscal year.

Gross profit was $571.1 million, an increase of 58.3% or $210.3 million over the same quarter a year earlier. This increase is mainly due to higher sales, particularly relating to Circle K.

  •
  Consolidated merchandise and service gross margin was 32.5%, up from 32.0% in the same period last year. The gross margin in Canada at 33.0% was up from 31.8% in the third quarter of the previous year reflecting continued improvements in purchasing arrangements and emphasis on changes in product mix to focus on higher margin items. The gross margin in the U.S. operations was 32.3%, up slightly from 32.2% in the third quarter last year. This increase reflects our efforts of price optimization and emphasis on changing our product mix to higher margin categories.

  •
  Motor fuel gross margin stood at 4.15¢ per litre in Canada, down from 4.63¢ per litre in the same quarter of the previous year reflecting more competitive activity, particularly in segments of our central Canada market. In our U.S. operations, the motor fuel gross margin was 16.30¢US per gallon, compared with 10.43¢US per gallon for the corresponding period of the previous year reflecting the increase of crude oil price volatility. (Including Circle K's historical results, the motor fuel gross margin in the U.S. for the third quarter last year would have been 12.44¢US per gallon).

Operating, selling, administrative and general expenses were up by $150.0 million or 48.8% over the third quarter of the previous year. This increase is primarily attributable to the increase of the Company's store network, notably following the Circle K acquisition. It should be noted that there were major increases in the retail price of motor fuel, particularly in our U.S. markets and credit card fee expense has increased. (Including Circle K's historical results, our credit card fee expense has increased by approximately $8.0 million over the same quarter of the previous year).

Depreciation and amortization of fixed and other assets increased by 26.0% to $31.5 million. This increase is mainly due to the Circle K acquisition and store renovations.

Operating income (earnings before financial expenses and income taxes) more than doubled to $82.4 million during the quarter, up 188.1%, an increase of $53.8 million over the same period in the prior year.

Financial expenses totalled $12.5 million, down by $2.0 million over the third quarter of the previous year, due to the write-off of financial expenses of $2.8 million in the previous year slightly offset by higher interest rates. Financial expenses were reduced by a $0.8 million favourable benefit from the interest rate swaps entered into in March 2004 (See "Liquidity and Capital Resources").

Income taxes increased by $18.2 million to $23.6 million. This increase is due primarily to the increase in pre-tax earnings and a greater portion of pre-tax income coming from the U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $46.3 million or $0.46 per share ($0.45 per share on a diluted basis), compared with $8.7 million or $0.10 per share ($0.09 per share on a diluted basis) in the third quarter last year.

40-Week Period Ended January 30, 2005 Compared to the 40-Week Period Ended February 1, 2004

During the 40-week period ended January 30, 2005, Couche-Tard opened 52 new stores and 24 quick service restaurants, and reconfigured 73 stores with its Store 2000 Concept.

For the 40-week period ended January 30, 2005, Couche-Tard achieved sales of $7.81 billion, up from $3.58 billion for the same period in the prior year, an increase of 118.2% or $4.23 billion, including an additional $3.79 billion from Circle K. The Company generated 75.9% of its sales in the United States, compared with 52.7% in the first 40 weeks of the prior year.

  •
  In the United States, sales amounted to $5.92 billion, up by $4.03 billion reflecting an additional $3.79 billion in sales from Circle K and the internal growth in the American network. Growth of average merchandise sales per store, which is based on U.S dollars (excluding Circle K for comparative purposes) was 10.2% compared with the first three quarters last year while growth of average motor fuel volume per store (excluding Circle K) was 7.5% over the corresponding period a year earlier. The growth of average merchandise sales per store reflects the efforts to increase sales and gross margins through price optimization, changing product mix, the impact from investment in our Store 2000 Concept conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. The average motor fuel volume per store increase reflects the positive consumer response to our rebranding of several motor fuel locations to nationally recognized brands and the impact from investment in our Store 2000 Concept conversions.

  •
  In Canada, sales amounted to $1.88 billion an increase of 11.2% or $190.2 million of which $51.5 million or 27.1% was generated from merchandise and service sales and in particular in the higher margin categories including foodservice. Growth of average merchandise sales per store was 2.4% compared with the same period last year which reflects the aggressive pricing on generic tobacco and certain dairy categories, both of which were supported by our suppliers. Growth of average motor fuel volume per store was 6.3% over the same period of the previous fiscal year.

Gross profit was $1.55 billion, an increase of 100.7% or $778.4 million over the same period last year, mainly due to the higher sales, particularly sales from the Circle K store network and higher motor fuel gross margins.

  •
  Consolidated merchandise and service gross margin was 32.9%, up from 32.4% in the same period last year. The gross margin in Canada was 33.4%, up from 32.3% in the same period last year reflecting the impact of improvements in purchasing terms and changes in product mix with a focus on higher margin items. The gross margin in our U.S. operations was 32.6%, unchanged from the same period last year. Efforts continue to improve gross margin through price optimization and change to the product mix emphasizing higher margin items.

  •
  Motor fuel gross margin decreased slightly to 4.61¢ per litre in Canada from 4.75¢ per litre during the same period last year reflecting more competitive activity, particularly in segments of our central Canada market. In our U.S. operations, the motor fuel gross margin was 15.11¢US per gallon compared with 10.96¢US per gallon during the same period last year. (Including Circle K's historical results, the motor fuel gross margin in the U.S. would have been 14.92¢US per gallon for the 40-week period ended February 1, 2004, and for the 12 months ended January 30, 2005 and February 1, 2004, the motor fuel gross margins would have been 14.44¢US and 14.90¢US per gallon respectively).

Operating, selling, administrative and general expenses were up by $576.1 million or 93.4% over the same period of the previous year. This increase is mainly due to the acquisitions of the Circle K purchased December 17, 2003 and Clark stores purchased September 4, 2003. It should be noted that there were major increases in the retail price of motor fuel this year, particularly in our U.S. markets and credit card fee expense has increased. (Including Circle K's historical results, our credit card fee expense has increased by approximately $17.5 million over the same period of the previous year).

Depreciation and amortization of fixed and other assets increased by 60.7% or $29.5 million to $78.1 million. This increase is primarily due to the acquisitions of Circle K and Clark stores, and store renovations.

Operating income (earnings before financial expenses and income taxes) for the first three quarters this year more than doubled to $280.3 million, an increase of $172.8 million or 160.7% over the $107.5 million earned in same period of the previous year. This increase is primarily attributable to the results of Circle K.

Financial expenses totalled $29.8 million, up by $8.6 million over the same period of the prior year, due to the higher borrowings to finance the Circle K acquisition on December 17, 2003. The financial expenses were reduced by a $6.3 million favourable benefit from the interest rate swaps entered into in March 2004. (See "Liquidity and Capital Resources").

Income taxes increased by $58.7 million to $86.8 million. This increase is primarily attributable to the increase in pre-tax earnings and a greater portion of pre-tax income coming from our U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $163.7 million or $1.63 per share ($1.59 per share on a diluted basis), compared with $58.2 million or $0.67 per share ($0.64 per share on a diluted basis).

Liquidity and Capital Resources

Our principal source of liquidity is cash flow generated from operations and borrowings under our revolving credit facilities. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital.

We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

As of January 30, 2005 our debt was $660.2 million (of which $434.3 million consisted of 7.5% Senior Subordinated Notes due in 2013 (the Notes), $215.4 million consisted of borrowings under our senior credit facility and $10.5 million consisted of other long-term debts). In March 2004, the Company entered into interest rate swap agreements with three banks under which the Company will incur interest on the Notes at a rate of LIBOR plus an aggregate average interest rate factor of 2.95%. The interest rate will be reset every six months over the term of the agreements. Based on the Company's policy, each derivative financial instrument is designated as a hedge against a recognized loan instrument. The swap agreements, which expire on December 15, 2013, provide that after December 15, 2008 each bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if terminated after that date, without payment of a termination fee. In addition, parties to each agreement have a mutual right to terminate the arrangement on the 5th anniversary date of the effective date of each of the three agreements. If such right were exercised by either party, one party would be required to pay the other party the mark to market value of the interest rate swap.

Capital Expenditures.    Capital expenditures are planned for the installation of POS systems, including scanning, at the Circle K company operated stores that do not currently have this technology, the implementation of our Store 2000 Concept at certain stores, new stores including a small number of existing stores, and the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations. In connection with the Circle K acquisition, we expect to make certain capital improvements of up to US$18.6 million at the Circle K stores, expecting to begin in fiscal year 2005 until December 2008 in connection with the settlement of litigation brought against Circle K under the Americans with Disabilities Act. We expect to fund this commitment with cash flows generated from operations.

Over the past number of years, the Company has expended funds for maintaining the stores to operating standards, renovated certain stores with our new Store 2000 Concept, opened new stores and invested in small acquisitions. The Company has funded these expenditures from cash flows from operating activities. We believe that we will be able to continue to fund future expenditures of this nature from cash flows from operating activities. Major acquisitions will be financed through a combination of debt and equity.

Credit Facilities.    We have five-year revolving credit facilities in the amount of $50 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75 million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The revolving facilities are also available in the form of bankers' acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed $10 million or the U.S. dollar equivalent) in respect of the Canadian facility and US$30 million in respect of the U.S. facility. As of January 30, 2005, the facilities are undrawn, except for letters of credit of approximately $1.0 million and US$9.1 million.

Virtually all the assets of the Company secure our senior credit facility. The Company must meet certain commitments and achieve certain financial ratios under the credit agreement. In addition, the credit agreement limits the business acquisitions that the Company may take part in and restricts the Company from payment of dividends. As well, the indenture governing the subordinated debt also contains certain restrictions, including the achievement of a financial ratio, on our ability to incur additional debt, pay dividends or make other restricted payments and enter into certain transactions.

Principal cash flows for the 16 week and 40-week periods ended January 30, 2005

Cash Flows from Operating Activities.    Cash used in operating activities was $15.5 million for the 16-week period ended January 30, 2005, compared with cash provided from operating activities of $87.2 million for the same period last year. The decrease in cash flows from operating activities is primarily attributable to difference in timing, including $23.9 million in income taxes receivable which will be applied to reduce future income tax instalments, and to the reduction of accounts payable. Cash flows at the level of net earnings plus depreciation and amortization, write-off of financial expenses, loss on disposal of fixed and other assets and future income taxes amounted to $72.5 million (or $0.72 per share), an increase of $41.1 million or 130.9% over the $31.4 million generated during the same period last year.

Cash provided from operating activities amounted to $169.8 million for the 40-week period ended January 30, 2005, a decrease of $23.2 million for the same period last year. Cash flows at the level of net earnings plus depreciation and amortization, write-off of financial expenses, loss on disposal of fixed and other assets and future income taxes for the 40-week period ended January 30, 2005 amounted to $250.1 million (or $2.48 per share), an increase of $147.7 million or 144.2% over the $102.4 million for the same period last year.

Cash Flow used in Investing Activities.    Net cash used in the 16-week period ended January 30, 2005 amounted to $98.2 million including a $39.0 million with respect to the purchase of 21 stores in Arizona on November 3, 2004. Capital expenditures for the 16-week period ended January 30, 2005 amounted to $63.4 million compared to $32.2 million for the same period last year. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems, and expenditures related to gasoline facilities to comply with regulatory requirements. Net cash used in the same period last year, amounting to $962.5 million, included $951.2 million for the purchase of Circle K on December 17, 2003. Proceeds on disposal of fixed and other assets amounted to $6.6 million in the third quarter this year. In the third quarter of the prior year, the Company received $19.6 million proceeds on the sale and leaseback of 19 stores.

Net cash used in investing activities in the 40-week period ending January 30, 2005 amounted to $164.1 million, including $41.3 million for the purchase of 21 stores in Arizona. Investment in fixed assets amounted to $133.2 million compared to $73.5 million for the same period last year. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems and expenditure related to gasoline facilities to comply with regulatory requirements. Net cash used in the same period last year amounted to $1.03 billion including $996.2 million for the purchase of Circle K on December 17, 2003 and the Clark stores on September 4, 2003. Proceeds on disposal of fixed and other assets and sale and leaseback transactions amounted to $21.7 million in the first three quarters this year. In the same period of the prior year, the Company received $41.7 million proceeds on the sale and leaseback of 47 stores. Under these arrangements, the properties were leased back to us for primary terms of 17 to 20 years with several renewal periods.

Cash Flows from Financing Activities.    Cash used in financing activities was $1.2 million for the 16-week period ended January 30, 2005 including repayment of long-term debt of $1.6 million, offset by $0.4 million cash received from the issue of shares on exercise of stock options.

Cash generated from financing activities amounted to $5.1 million for the 40-week period ended January 30, 2005 including $11.5 million cash received from issuance of shares in respect of stock options exercised, reduced by $6.6 million payment of scheduled debt repayments. In the same period last year, net cash generated was $1.05 billion including $1.35 billion in long-term debt and equity which was used to repay $299.9 million of existing long-term debt and finance the acquisitions of Circle K and Clark stores.

Financial position as at January 30, 2005

As at January 30, 2005, total assets stood at $2.26 billion, compared with $2.25 billion as at April 25, 2004. Cash and cash equivalents amounted to $204.2 million at January 30, 2005, a decrease of $5.1 million from $209.3 million at April 25, 2004. Interest-bearing debt totalled $660.2 million at the end of the third quarter, down from $730.5 million at the close of the previous fiscal year. Shareholders' equity amounted to $887.7 million, an increase of 19.2%. The net interest-bearing debt to total capitalization ratio stood at 34%, versus 41% as at April 25, 2004.

Critical Accounting Policies and Estimates (updated from our 2004 Annual Report)

Effective April 26, 2004, the beginning of our fiscal year ended April 24, 2005, we adopted two new accounting polices as set out below.

Asset Retirement Obligations.    On April 26, 2004, the Company adopted, retroactively with restatement of prior periods, the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. (See Note 2 to the consolidated financial statements for the 40-week period ended January 30, 2005).

Stock-based Compensation.    On April 26, 2004, the Company adopted, retroactively, without restatement of prior periods, the amended provisions of CICA Handbook Section 3870 in respect of stock-based compensation and other stock-based payments, which now require that the fair value based method be applied to awards granted to employees after April 28, 2002. The estimated fair value of each stock option award under the Company's stock option plan is estimated on the date of the award using the Black-Scholes option-pricing model. The fair value of stock options is recognized as compensation cost over the vesting period against contributed surplus. (See Note 2 to the consolidated financial statements for the 40-week period ended January 30, 2005).

Outlook

By the end of the fourth quarter, we will have completed our first fiscal year with our new Circle K operations. Our priorities are still the integration of Circle K and to gradually improve the product mix and food service offering in its stores and the rollout of the new point of sale systems with scanning which commenced at the beginning of 2005 and is expected to be completed by the end of calendar 2005. We will also further innovate to maintain an effective differentiation strategy and implement it network-wide. We continue to focus on seeking expansion opportunities, especially in our U.S. markets which offer highly promising potential. By the end of fiscal year 2005, we expect to open approximately 40 QSR's. In addition, we expect to have approximately 300 sites that are new or reconfigured to the Store 2000 Concept.

CONSOLIDATED EARNINGS
(in millions of Canadian dollars, except per share amounts, unaudited)

	16 weeks		40 weeks
For the periods ended	January 30, 2005	February 1, 2004	January 30, 2005	February 1, 2004
	$	$	$	$
Revenues	2,922.7	1,765.0	7,806.9	3,583.4
Cost of sales	2,351.6	1,404.2	6,255.3	2,810.2

Gross profit	571.1	360.8	1,551.6	773.2

Operating, selling, administrative and general expenses	457.2	307.2	1,193.2	617.1
Depreciation and amortization of fixed and other assets	31.5	25.0	78.1	48.6

	488.7	332.2	1,271.3	665.7

Operating income	82.4	28.6	280.3	107.5
Financial expenses	12.5	11.7	29.8	18.4

Earnings before income taxes and write-off of financial expenses	69.9	16.9	250.5	89.1
Write-off of financial expenses	—	2.8	—	2.8

Earnings before income taxes	69.9	14.1	250.5	86.3
Income taxes	23.6	5.4	86.8	28.1

Net earnings	46.3	8.7	163.7	58.2

Earnings per share (Note 4)
Basic	0.46	0.10	1.63	0.67
Diluted	0.45	0.09	1.59	0.64
Weighted number of shares (in thousands)	100,829	90,480	100,641	87,021
Number of shares — diluted (in thousands)	103,378	96,427	103,101	91,085
Number of shares outstanding at period end (in thousands)	100,878	98,399	100,878	98,399

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of Canadian dollars, unaudited)

For the 40-week periods ended	January 30, 2005	February 1, 2004
	$	$
Balance at the beginning, as previously reported	1.2	1.2
Restatement for the fair value of options granted in prior years (Note 2)	3.2	—

Restated balance, beginning of period	4.4	1.2
Stock-based compensation cost	2.4	—
Fair value of options exercised	(0.1)	—

Balance at the end	6.7	1.2

CONSOLIDATED RETAINED EARNINGS
(in millions of Canadian dollars, unaudited)

For the 40-week periods ended	January 30, 2005	February 1, 2004
	$	$
Balance at the beginning, as previously reported	260.9	183.5
Prior year's adjustment to reflect change in accounting for asset retirement obligations (Note 2)	(2.5)	(2.0)
Restatement for stock-based compensation cost (Note 2)	(3.2)	—

Restated balance, beginning of period	255.2	181.5
Net earnings	163.7	58.2
Share issue expenses (net of future income taxes of $1.0)	—	2.2

Balance at the end	418.9	237.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars, unaudited)

	16 weeks		40 weeks
For the periods ended	January 30, 2005	February 1, 2004	January 30, 2005	February 1, 2004
	$	$	$	$
Operating activities
Net earnings	46.3	8.7	163.7	58.2
Non-cash items
Depreciation and amortization	29.4	22.7	70.8	45.6
Write-off of financial expenses	—	2.8	—	2.8
Loss on disposal of fixed assets and other assets	0.2	0.2	1.8	1.1
Future income taxes	(3.4)	(3.0)	13.8	(5.3)

	72.5	31.4	250.1	102.4
Deferred revenues	4.9	9.2	11.6	9.2
Provision for site restoration costs	1.6	0.3	3.1	(0.4)
Others	(1.3)	0.1	(4.4)	0.2
Changes in working capital items	(93.2)	46.2	(90.6)	81.6

Cash flows from operating activities	(15.5)	87.2	169.8	193.0

Investing activities
Business acquisition	(39.0)	(951.2)	(41.3)	(996.2)
Liabilities assumed on business acquisition	(0.3)	—	(5.1)	—
Fixed assets	(63.4)	(32.2)	(133.2)	(73.5)
Proceeds from sale and leaseback transactions	—	19.6	2.4	41.7
Disposal of fixed and other assets	6.6	2.2	19.3	2.5
Goodwill and other assets	(2.1)	(0.9)	(6.2)	(2.1)

Cash flows from investing activities	(98.2)	(962.5)	(164.1)	(1,027.6)

Financing activities
Long-term debt net of financing expenses	—	1,104.5	0.2	1,128.3
Repayment of long-term debt	(1.6)	(239.4)	(6.6)	(299.9)
Share issue net of related expenses	0.4	221.0	11.5	221.9

Cash flows from financing activities	(1.2)	1,086.1	5.1	1,050.3

Effect of exchange rate fluctuations on cash and cash equivalents	1.4	0.9	(15.9)	0.9

Net (decrease) increase in cash and cash equivalents	(113.5)	211.7	(5.1)	216.6
Cash and cash equivalents at the beginning	317.7	53.3	209.3	48.4

Cash and cash equivalents at the end	204.2	265.0	204.2	265.0

Supplemental information:
Interest paid	16.2	6.0	36.0	12.5
Income taxes paid	61.8	14.9	135.7	19.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	As at January 30, 2005 (unaudited)	As at April 25, 2004
	$	$
Assets
Current assets
Cash and cash equivalents	204.2	209.3
Accounts receivable	146.9	128.5
Inventories	363.7	374.8
Prepaid expenses	9.8	16.4
Income taxes receivable	23.9	—
Future income taxes	29.6	26.9

	778.1	755.9
Fixed assets	938.7	916.0
Trademarks, licenses and permits	213.6	214.5
Goodwill	272.5	278.9
Deferred charges	38.1	43.8
Other assets	13.0	9.5
Future income taxes	1.9	35.6

	2,255.9	2,254.2

Liabilities
Current liabilities
Accounts payable	593.4	659.8
Income taxes payable	—	36.5
Future income taxes	0.3	—
Instalments on long-term debt	7.8	6.0

	601.5	702.3
Long-term debt	652.4	724.5
Deferred revenues and other liabilities	76.1	59.7
Future income taxes	38.2	23.1

	1,368.2	1,509.6

Shareholders' equity
Capital stock	497.3	485.7
Contributed surplus	6.7	1.2
Retained earnings	418.9	258.4
Cumulative translation adjustments	(35.2)	(0.7)

	887.7	744.6

	2,255.9	2,254.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

1.     FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2004, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2004 Annual Report (the "2004 Annual Report"). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2.     CHANGES IN ACCOUNTING POLICIES

Adopted effective April 26, 2004

Asset Retirement Obligations

Since the beginning of the year, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard, Handbook section 3110, "Asset Retirement Obligations". Under the new standard, the fair value of the future retirement costs of underground motor fuel storage tanks are recorded as liabilities on a discounted basis when they are incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The initial capitalized costs are amortized over the useful life of the corresponding fixed assets. The total undiscounted amount of the estimated cash flows required to settle the obligation has been discounted using the Company's credit-adjusted risk-free rate of 10%.

The new standard has been applied retroactively and financial statements of the prior period have been restated. The impact of this change as of April 25, 2004 resulted in an increase of $17.5 of fixed assets, an increase in asset retirement obligations of $21.6, a net future income tax asset of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2.

For the 16 and 40-week periods ended January 30, 2005, the impact on earnings before income taxes is a decrease of $1.1 and $2.5 respectively. For the 16 and 40-week periods ended February 1, 2004, the impact on earnings before income taxes is a decrease of $0.4 and $0.6 respectively.

Stock-based compensation costs and other stock-based payments

Since the beginning of the year, the Company adopted retroactively, without restating prior periods, the amended recommendations of the CICA Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value based method of accounting and establish that compensation costs must be measured at the grant date of the award based on the fair value based method and recognized in earnings over the related service period. These amendments require that the fair value based method be applied to stock options granted to employees, which previously had not been accounted for at fair value.

Prior to the current fiscal year, the Company did not adopt the fair value based method of accounting for its stock options granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

The impact of the retroactive application, without restating prior periods, is presented as follows:

Fair value of stock options granted from April 29, 2002 to April 25, 2004 applied to retained earnings	$3.2
Fair value of stock options exercised from April 29, 2002 to April 25, 2004 relating to the above option grants	—

$3.2

As at January 30, 2005, 4,491,600 (6,613,500 as at February 1, 2004) stock options for the purchase of Class "B" subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until December 17, 2014 at an exercise price varying from $4.77 to $34.08. Five series of stock options totalling 270,000 stock options at exercise prices ranging from $22.93 to $34.08 were granted since the beginning of the fiscal year.

The fair value of stock options granted since April 29, 2002 is recognized as compensation cost over the vesting period against contributed surplus. For the 16 and 40-week periods ended January 30, 2005, the stock-based compensation costs decreased earnings before income taxes by $1.3 and $2.4 respectively.

The fair value of stock options granted is estimated at the grant date using the Black-Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year:

  •
  risk-free interest rate ranging from 4.03 to 4.82%;

  •
  expected life of 8 years;

  •
  expected volatility of 35%;

  •
  no dividend payment.

The average fair value of stock options granted since the beginning of the year is $15.06 ($9.07 as at February 1, 2004). A description of the Company's stock-based compensation plan is included in Note 18 of the 2004 Annual Report.

3.     BUSINESS ACQUISITIONS

Modifications to the allocation of the purchase price

During the quarter, the Company finalized the allocation of the purchase price related to the acquisition of The Circle K Corporation on December 17, 2003. The final allocation resulted in an increase in fixed assets of $21.8 and an increase in asset retirement obligations of $20.1 mainly due to a change in accounting policy for asset retirement obligations and an increase in trademarks, licenses and permits of $17.1 resulting mainly from an external valuation of trademarks.

In addition, the final allocation resulted in an increase in net working capital of $2.1, an increase in other assets of $1.8, and a decrease in net future income tax asset of $22.7. The preliminary allocation of the purchase price is described in Note 4 of the 2004 Annual Report.

Acquisition of the third quarter

Effective November 3, 2004, the Company acquired 21 sites in the Phoenix, Arizona area from Shell Oil Products US for a total cash consideration of $41.3 financed from the Company's available cash. The net assets acquired included working capital of $1.5 and fixed assets of $39.8. The allocation of the purchase price is subject to change should new information become available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

This acquisition was recorded using the purchase method and the income of the business has been included in the consolidated financial statements since the date of acquisition.

4.     EARNINGS PER SHARE

	16-week period ended January 30, 2005			16-week period ended February 1, 2004
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to class "A" and "B" shareholders	46.3	100,829	0.46	8.7	90,480	0.10
Dilutive effect of stock-based compensation		2,549	(0.01)		5,947	(0.01)

Diluted net earnings available for class "A" and "B" shareholders	46.3	103,378	0.45	8.7	96,427	0.09

	40-week period ended January 30, 2005			40-week period ended February 1, 2004
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to class "A" and "B" shareholders	163.7	100,641	1.63	58.2	87,021	0.67
Dilutive effect of stock-based compensation		2,460	(0.04)		4,064	(0.03)

Diluted net earnings available for class "A" and "B" shareholders	163.7	103,101	1.59	58.2	91,085	0.64

A total of 200,000 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 16 and 40-week periods ended January 30, 2005. A total of 545,850 stock options were excluded from the calculation for the corresponding periods ending February 1, 2004.

5.     CAPITAL STOCK

As at January 30, 2005, the Company had 28,297,346 (28,548,424 as at February 1, 2004) outstanding Class "A" multiple voting shares each comprising 10 votes per share and 72,580,504 (69,851,026 as at February 1, 2004) outstanding Class "B" subordinate voting shares each comprising 1 vote per share.

6.     EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended January 30, 2005, the Company's total net pension expense included in consolidated earnings amounted to $1.7 and $4.4 respectively. For the 16 and 40-week periods ended February 1, 2004, the net expense amounted to $0.7 and $1.7 respectively. The Company's pension plans are described in Note 20 of the 2004 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

7.     SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The Company operates convenience stores in Canada and in the United States.

Information on the principal revenue classes as well as geographic information is as follows:

	16-week period ended January 30, 2005			16-week period ended February 1, 2004
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and services	453.1	912.6	1,365.7	435.4	498.5	933.9
Motor fuel	250.0	1,307.0	1,557.0	201.3	629.8	831.1

	703.1	2,219.6	2,922.7	636.7	1,128.3	1,765.0

Gross Profit
Merchandise and services	149.4	294.5	443.9	138.4	160.3	298.7
Motor fuel	18.0	109.2	127.2	18.9	43.2	62.1

	167.4	403.7	571.1	157.3	203.5	360.8

Fixed assets and goodwill(a)	501.5	709.7	1,211.2	476.3	1,002.9	1,479.2

	40-week period ended January 30, 2005			40-week period ended February 1, 2004
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and services	1,232.2	2,530.5	3,762.7	1,180.7	814.7	1,995.4
Motor fuel	651.2	3,393.0	4,044.2	512.5	1,075.5	1,588.0

	1,883.4	5,923.5	7,806.9	1,693.2	1,890.2	3,583.4

Gross Profit
Merchandise and services	411.7	824.6	1,236.3	381.8	265.5	647.3
Motor fuel	50.7	264.6	315.3	49.1	76.8	125.9

	462.4	1,089.2	1,551.6	430.9	342.3	773.2

(a)
Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

8.     HURRICANES-FLORIDA

During the second quarter, certain areas of the Company's business in Florida experienced damages and losses resulting from four hurricanes. Based on updated information, losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$19.8 in the aggregate. It is estimated that the book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes will amount to approximately US$2.3.

The Company expects to spend approximately US$18.5 to restore buildings and equipment, including approximately US$8.7 to restore buildings on leased properties. Expenditures related to properties and equipment owned by the Company amounting to approximately US$9.8 will be recorded in fixed assets. Based on available information, the Company expects to record a gain representing the difference between the insurance settlements and the carrying value of the owned and leased assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

The Company estimates that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$1.3 for the third quarter and it estimates that there will be a pre-tax negative impact of US$0.7 on our fourth quarter results.

9.     SUBSEQUENT EVENTS

Georgia Acquisition

On February 3, 2005, the Company signed an agreement to purchase 19 sites operating under the Pump N Shop banner in the Augusta, Georgia area from QVS Inc. and Brosious & Holt Properties LLC. The purchase price amount will be finalized on closing.

Share Split

On March 8, 2005, the Board of Directors approved a resolution concerning the two-for-one split of all the Company's issued and outstanding Class "A" and "B" shares. This share split is subject to approval by regulatory authorities and is scheduled to become effective on or about March 16, 2005.

10.   COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

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